August 24, 2010

Mr. Andrew Mew

Accounting Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549-3030

Re:	Acorn International, Inc.

Form 20-F for the Fiscal Year Ended December 31, 2009

Filed May 6, 2010

File No. 1-33429

Dear Mr. Mew:

On behalf of Acorn International, Inc. (“Acorn” or the “Company”), set forth below are our responses to your comment letter dated August 12, 2010 (the “Comment Letter”) with respect to the above-referenced Form 20-F (the “Form 20-F”) filed to the Securities and Exchange Commission (the “Commission”) on May 6, 2010.

For your convenience, we have reproduced the comments from the Commission’s staff (the “Staff”) in the order provided followed by Acorn’s corresponding response. Capitalized terms used in this letter and not otherwise defined herein have the meaning ascribed to them in the Form 20-F.

Acorn responds to the Comment Letter as follows:

Form 20-F for the year ended December 31, 2009

Financial Statements and Notes

5. Short-term and long-term investments, page F-27

1.	We note your response to comment 16 of our letter dated July 14, 2010. Please disclose to state that the prior accounting treatment of the embedded derivative contained within the debt host is an accounting error and that their impact on the prior periods’ financial statements is immaterial based on SAB Topics 1M and 1N.

The Company respectfully advises the Staff that we will revise in 2010 20-F the disclosures in Note 5 on page F-28 as follows: “In 2009, the Group re-evaluated its investment in Note B and bifurcated the embedded derivative contained in the debt host security. In 2007 and 2008, the accounting treatment of the embedded derivative within the debt host was an accounting error. The impact on the prior periods’ financial statements was immaterial based on a qualitative and quantitative evaluation of the error for each of the three years in the period ended December 31, 2009 in accordance with SAB Topic 1M, Materiality and SAB Topic 1N, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements. Therefore the Group has not adjusted the financial statements for 2007 and 2008.”

SEC Comment Response Letter

August 24, 2010

2.	We note your response to comment 19 of our letter dated July 14, 2010 and the proposed revised disclosure. In this regard, the journal entries you provided suggest a negative value or credit for your debt host investment upon inception. However, your disclosures in Note 5 on page F-28 indicated the debt host investment has positive fair values for all periods presented. Please explain.

The Company respectfully advises the Staff that in our response to comment 19 of your letter dated July 14, 2010, the following journal entry should be recorded upon initial recognition of the debt host and the embedded derivative at initial fair values on the note purchase date, had it not been for the immaterial error:

DR. Note B-embedded derivative	XXX
DR. Note B-debt host	XXX
CR. Cash		XXX

The first journal entry that we provided previously was under the assumption that the initial cash payment was fully booked to the debt host on the note purchase date, and then a second entry was made to set up the embedded derivative at its initial fair value as of the note purchase date.

Exhibit 12

3.	We note your response to comment 23 of our letter dated July 14, 2010. Please amend your Form 20-F as we previously requested. In this regard, please file a Form 20-F/A which contains a cover page, explanatory note, full Item 15T disclosures, financial statements, signature page, and revised certifications. Please refer to Question 246.13 of our Compliance & Disclosure Interpretations located at http://sec.gov/divisions/corpfin/guidance/regs-kinterp.htm for guidance.

The Company respectfully advises the Staff that your comment is noted. Please refer to the amendment to the Form 20-F for the fiscal year 2009 filed by the Company in accordance with the Staff’s comment.

* * * * *

SEC Comment Response Letter

August 24, 2010

If you have any questions or wish to discuss any matters with respect to the confidential submission, please do not hesitate to contact me at +86-21-2307-7091 or send me an email at pku@omm.com, or Vincent Lin at +86-21-2307-7068 or send him an email at vlin@omm.com. You may also contact Lucy Xu of Deloitte Touche Tohmatsu CPA Ltd. at +86-21-6141-8888 extension 1805 (email: lucxu@deloitte.com.cn) with respect to any accounting issues.

Sincerely,

/s/ Portia Ku
Portia Ku
of O’Melveny & Myers LLP

Enclosures

cc:	Mr. James Yujun Hu

Mr. David Chenghong He

Ms. Irene Bian

Mr. Lifu Chen